LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

Monday, February 28, 2005

Via Edgar and Overnight Courier

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Edward M. Kelly, Senior Counsel

Re:

Safer Residence Corporation.

Form SB-2 filed December 2, 2004

File Number 333-120926

Dear Mr. Kelly:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Safer Residence Corporation’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 1 was filed via Edgar earlier today, with a submission date of February 28, 2005

Below are the comments from your comment letter regarding Safer Residence Corporation’s Amendment No. 1 filing, each followed by Safer Residence Corporation’s responses thereto.

General

Comment

1.

Disclosure in the use of proceeds section states that shares of common stock sold to Safer Residence’s affiliates, directors, and officers are restricted and are being registered in this offering.  Since those restricted securities may be registered only for resale and disclosure elsewhere indicates that no current shareholders are selling any of the shares being offered, revise the disclosure, including the information required by Item 507 of Regulation S-B.

Response

The statement that the shares sold to Safer’s affiliates, officers and directors was incorrect and has been deleted.

Comment

2.

Explain the meaning of any abbreviation or acronym when introduced in the registration statement.  For example, refer to “RCMP” in the first table in the use of proceeds section.

Response

We have amended the document throughout to define abbreviations or acronyms, in the first instance of referral.

Registration Statement’s Cover Page

Comment

3.

Since Safer Residence is relying on Rule 415 of Regulation C under the Securities Act, add a box to that effect on the cover page.  See telephone interpretation 36 in section D of our July 1999 “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov.

Response

We have inserted the appropriate wording to indicate reliance upon Rule 415 on the cover page.

Prospectus’ Outside Front Cover Page

Comment

4.

Revise the table to show also the minimum offering amount.  See Item 501(a)(8)(iv) of Regulation S-B.

Response

This offering does not have a minimum amount.

Table of Contents

Comment

5.

Move the information after the table of contents so that it follows the summary and risk factors sections.  See Item 502(b) of Regulation S-B.

Response

We do not understand this comment.  Item 502(b) of Regulation S-b addresses the requirement to provide a dealer prospectus delivery obligation on the outside back cover of the prospectus.

Prospectus Summary

Comment

6.

Clarify that if Safer Residence fails to raise at least $25,000 of the $80,000 that Safer Residence is seeking from the offering, Safer Residence will have to find other methods to raise additional funds and has no additional sources of funds in place.  We note the disclosure in the plan of operation section.

Response

We have added the clarification requested by this comment.

Risk Factors

Comment

7.

Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude.  For example:

•

The first risk factor states that Safer Residence may require additional financing to establish profitable operations.  Quantify the anticipated or known amount of additional financing that Safer Residence may require to establish profitable operations.

•

The third risk factor states that Safer Residence has few assets and does not expect to have revenues until at least three months after the registration statement becomes effective.  Quantify Safer Residence’s assets.

Response

We have amended the risk factor discussion information as required.

Comment

8.

Clarify in the third risk factor that Safer Residence is a development stage company and that Safer Residence only has funds available to complete this offering’s expenses and has no anticipated sources of additional funds in place.

Response

We have amended this paragraph as required.

Disclosure

Comment

9.

Disclosure in the description of business section indicates that factors such as decisions of Safer Residence’s board of directors not to pursue a specific course of action or general economic conditions may cause Safer Residence’s results or plan of operation to vary.  Address in a discrete risk factor the risks such as those cited that may cause Safer Residence’s results of plan of operation to vary and the consequences or effects for Safer Residence and its investors.

Response

There is no way to describe all of the factors that could cause Safer Residence’s plan of operation to vary and no way to describe with any credibility the consequences or effects on Safer Residence and its investors.

Comment

10.

Disclosure in the description of business section indicates that there are other companies performing the task of video taping property.  Address in a discrete risk factor the risks of competition for Safer Residence, a development stage company, and the consequences or effects for Safer Residence and its investors.

Response

We have added a risk factor in response to this comment.

Comment

11.

Disclosure in the dilution section indicates that existing shareholders will hold 74.2% and new investors will hold 25.8% of the issued and outstanding shares of common stock if 100% of the offering is sold.  Address in a discrete risk factor the risks of majority ownership and control by existing shareholders and the consequences or effects for Safer Residence and its other investors.  As applicable, identify the family relationships of Safer Residence’s directors and officers.

Response

We have added the risk factor requested by this comment.

Comment

12.

Disclosure in the dilution section indicates that the book value of the shares of common stock held by existing stockholders will increase by $0.0186 per share and the book value of the shares of common stock purchased by new investors will decrease by $0.726 per share if the offering is fully subscribed.  Address in a discrete risk factor the risks of dilution and the consequences or effects for Safer Residence and its new investors.  Address in another discrete risk factor the risks of dilution and the consequences or effects for Safer Residence and its investors if Safer Residence obtains additional financing.

Response

We have added the risk factor requested by this comment.

Comment

13.

Disclosure in the market for common equity and related stockholder matters section indicates that Safer Residence has no expectations to pay cash dividends.  Address in a discrete risk factor the risks of no cash dividend payments and the consequences or effects for Safer Residence and its investors.

Response

We have added the risk factor requested by this comment.

Comment

14.

Disclosure in the market for common equity and related stockholder matters section indicates that Safer Residence affiliates hold 2.3 million shares of common stock that will be available for resale to the public after August 19, 2005.  Address in a discrete risk factor the risks of market overhang by the 2.3 million shares of common stock eligible for sale in the future and the consequences or effects for Safer Residence and its investors.

Response

We have added the risk factor requested by this comment.

Comment

15.

Since Ms. Jean L. Blanchard, Ms. Melissa Blanchard, and Mr. Stephen Lisik, Safer Residence’s directors and officers are Canadian residents; include risk factor disclosure of the difficulty that may arise in attempting to effect service or process on hem in Canada or in enforcing a judgment against Safer Residence’s assets located outside of the United States.

Response

We have added the risk factor requested by this comment.

Plan of Distribution

Comment

16.

We note the disclosure that Safer Residence may employ the service of an agent or intermediary to introduce Safer Residence to prospective subscribers to the offering.  Describe in the prospectus the circumstances under which Safer Residence would expect to employ an agent or intermediary to introduce Safer Residence to prospective subscribers to the offering.  Tell us whether Safer Residence has identified already any agents or intermediaries and what consideration Safer Residence has given to whether such a finder would be deemed a broker under Section 15 of the Securities and Exchange Act of 1934.

Response

Safer Residence has not identified any agents or intermediaries for purposes of this offering.  We have added a statement that any agents or intermediaries will be used only if the officers and directors are not effective.

Comment

17.

Tell us whether Safer Residence intends to advertise the offering.  Provide us with copies of any materials that Safer Residence intends to use.

Response

Safer Residence does not intend to utilize any advertising in connection with this offering.

Comment

18.

Tell us whether Safer Residence has any arrangements with any third party to host or access the preliminary prospectus on the Internet.  If so, identify the arty and the website, describe the material terms of the Agreement, and provides us a copy of any written agreement.  Also provide us copies of all information concerning Safer Residence or the prospectus that has appeared on the third party’s website.  If Safer Residence enters subsequently into such an arrangement, supplement promptly in response.

Response

Safer Residence does not have any of the sorts of arrangements described in this comment.

Comment

19.

State clearly in the prospectus that changes in the material terms of the offering after the registration statement’s effectiveness will terminate the offering and would require a new offering that may be made by a post-effective amendment to the registration statement rather than a new registration statement.  Examples of material changes include:

•

Extension of the offering period

•

Change in the offering price

•

Change in the application of proceeds

Response

We have added the statement noted by this comment.

Disclosure of Commission Position of Indemnification for Securities Liabilities.

Comment

20.

We note the disclosure that Safer Residence under its bylaws is authorized to indemnify its directors to the fullest extent authorized under Nevada law “subject to certain specified limitations”.  State what the specified limitations are.

Response

We have added disclosure to this section regarding the limitations referred to in this comment.

Description of Business

Competition and Competitive Strategy

Comment

21.

Discuss briefly the methods of competition in home security assistance services.  See Item 101(b)(4) of Regulation S-B.

Response

We have amended this paragraph to include reference to methods of competition.

Comment

22.

Absent additional disclosure, there appears to be no reasonable basis for this statement:

“We believe that Safer’s attention to detail, the encompassing nature of our business plan, and the assistance we will provide customers, especially to those who become victims of crime, gives us a clear advantage over our competition.”

Revise or advise.

Response

We have deleted the statement quoted in this comment.

Report of Independent Registered Public Accounting Firm

Comment

23.

Request the auditors to revise their report to include a conformed signature as required by Rule 2-02(a) of Regulation S-X and Regulation S-B.

Response

We have received and revised the consent as required and attached it as an exhibit to this Amendment No. 1.

Comment

24.

We note the audit report was signed by Morgan & Company, an audit firm registered with the Public Accounting Oversight Board (United States) and based in Vancouver, Canada.  In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant that is not a foreign private issuer should be made ordinarily by an auditor licensed in the United States.  Further guidance may be found in section 5.J of “International Reporting and Disclosure Issues in the Division of Corporation Finance” that is available on the Commission’s website at www.sec.gov/divisions/corpfin/internatl/issues 1004.  Since Safer Residence is incorporated in Nevada, tell us why Safer Residence selected an auditor licensed outside of the United States to audit its financial statements.  Tell us where the audit was physically performed and where the operations and assets of Safer Residence are physically located.  Since it is Safer Residence’s responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X, tell us how Safer Residence determined that its auditor meets the requirements of Rule 2-01(a) of Regulation S-X.  Also tell us what consideration Safer Residence gave to Nevada state laws governing audits of Nevada companies performed by foreign auditors.

Response

Morgan & Company, Chartered Accountants, is an accounting firm duly registered and in good standing with the Institute of Chartered Accountants of British Columbia, and with the Canadian Public Accountability Board (Canada) and with the Public Accounting Oversight Board (United States).

The operations and assets of Safer Residence are located in Canada, the mind and management of the Company are located in Canada and the physical proximity of Morgan & Company allows for the audit of the Company’s records to be performed at the primary operational location of the Company, Vancouver, Canada.  Upon the Company acquiring U.S, based assets, it is the intention of the Company to switch audit firms to a domestic-based auditor.

Exhibits

Comment

25.

Include an exhibit index immediately before the exhibits.  See Item 601(a)(2) of Regulation S-B.

Response

Item 601(a)(2) of Regulation S-B does not require that the exhibit index be located immediately before the exhibits.  It merely requires that each filing have an index of exhibits.

Comment

26.

We assume that investors will use a form of subscription agreement to subscribe for shares in the offering.  File the subscription agreement as an exhibit to the registration statement.

Response

A copy of the form of Subscription Agreement has been included as an exhibit.

Exhibits 5 and 23.1

Comment

27.

We note that Safer Residence will file by amendment the exhibits.  Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

Response

We note this comment.

If you have any questions regarding any of the response provided herein, please feel free to contact me at 403.693.8014. We are looking forward to scheduling an effective date for this registration statement.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.